SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that it received the Official Letter No. 3222/2016-SAE/GAE2 from BM&FBovespa, requesting clarification regarding the news published by the newspaper Valor Econômico, on 11/11/2016, under the heading "Federal Audit Court wants to hear Eletrobras in Belo Monte case", as transcribed below:

Free Translation Official Letter 3222/2016-SAE/GAE 2 from BMF&BOVESPA

Subject.: Request for clarification on news released by press

Dear Officers,

In a report published by the Valor Econômico newspaper on 11/10/2016, under the heading "Federal Audit Court wants to hear Eletrobras in the Belo Monte case", among other information, it is stated that:

•         The Plenary of the Federal Court of Account (TCU) yesterday opened a 15-day deadline for those responsible for the Belo Monte hydroelectric plant to explain the overbilling of at least R$ 3.2 billion identified in the construction contract of the project;

•         Court of Accounts auditors warn that the Belo Monte hole may be much larger;

•         The R$ 3.2 billion was detected within a universe of just over R$ 9 billion, an amount effectively audited by TCU's auditors, with the plant costing more than R$ 30 billion.

We do not identify this information in the documents sent by this company, through the Empresas.NET System. In case of contradictory, please inform the document and the pages that contain the information and the date and time in which they were sent.

It should be noted that the company must disclose periodic information, contingencies and other information of interest in the market, through the Empresas.NET System, guaranteeing its wide and immediate dissemination and fair treatment of its investors and other market participants.

That said, we request clarification on the item indicated, until 11/11/2016, without prejudice to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with its confirmation or otherwise, as well as other information considered important.

MARKET ANNOUNCEMENT

The answer of this company should be sent through the IPE module, selecting the Category: Relevant Fact or the Category: Market Announcement, Type: Clarifications on CVM/Bovespa consultations and then the Subject: News published in the media , Which will result in the simultaneous transmission of the file to BM&FBOVESPA and CVM.

We emphasize the obligation, set forth in the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire of the company's managers and controlling shareholders, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

In the file to be sent must be transcribed the content of the query formulated above before the response of that company.

This request is part of the Cooperation Agreement, signed by the CVM and BM&FBOVESPA on 12/13/2011, and its non-compliance may subject this company to the possible application of a fine by the Superintendence of Relations with Companies (CVM), respected The provisions of CVM Instruction 452/07.

In compliance with the aforementioned Official Letter, the Company clarifies that it has not yet been summoned to provide clarification on the audit report of the Federal Audit Court ("TCU"), mentioned in the aforementioned report, and that it will provide the clarifications, as soon as requested.

Eletrobras holds a minority shareholding interest in the Specific Purpose Company Norte Energia S.A., which is responsible for the 15% (fifteen percent) Belo Monte Hydroelectric Plant, and its subsidiaries Companhia Hidroelectrica do São Francisco - Chesf and Centrais Elétricas do Norte do Brasil SA - Eletronorte, own 15% (fifteen percent) and 19.98% (nineteen point ninety-eight percent), respectively.

All information regarding the financial impacts relating to the conclusion of the independent investigation contracted by Eletrobras, which produced accounting effects in Eletrobras' consolidated results, were provided to the market through the Relevant Fact published on October 11, 2016, relating to the 20-F Forms of the years ended on December 31, 2014 and December 31, 2015, duly filed in Brazil and abroad, as well as through the Financial Report for the third quarter of 2016 disclosed on November 9, 2016.

All information on financial impacts arising from the conclusion of the independent investigation contracted by Eletrobras, which produced accounting effects in Eletrobras' consolidated results, were provided to the market through the Relevant Fact published on October 11, 2016, of Form 20-F referring to the exercises Closed on December 31, 2014 and December 31, 2015, duly filed in Brazil and abroad, as well as through the Financial Information for the third quarter of 2016 disclosed on November 9, 2016.

Rio de Janeiro, November 11, 2016.

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.